Exhibit 6.2

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”), dated as of May 11, 2020 and made effective as of December 21 2019 (the “Effective Date”), by and between Wearable Health Solutions Inc., a Nevada corporation (the “Company”), and Harrysen Mittler (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Company desires to hire the Executive and the Executive desires to become employed by the Company; and

WHEREAS, the Company and the Executive have determined that it is in their respective best interests to enter into this Agreement on the terms and conditions as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.       Employment. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company, upon the terms and conditions set forth herein.

2.       Term. The employment of the Executive by the Company pursuant to this Agreement will commence on the Effective Date, and, unless earlier terminated, will terminate on the three year anniversary of the Effective Date (the “Initial Term”) unless sooner terminated or extended as hereinafter provided (such term, as terminated or extended as hereinafter provided, being the “Term”).

(a)	Renewal Option. Unless the Executive or the Board (as defined below) provides written notification to the other, not less than thirty (30) days prior to the end of the Initial Term, that the Executive or the Board, as the case may be, elects not to renew the Term of this Agreement, this Agreement shall automatically be renewed for an additional two (2) year period (a “Renewal Term”), commencing upon the expiration of the Initial Term or the prior Renewal Term, as the case may be. Except as expressly otherwise set forth herein, the terms and conditions of this Agreement shall continue in full force and effect during any Renewal Term.

3.       Position and Duties. The Executive shall serve as the Chief Executive Officer and Chief Financial Officer of the Company, and will have such responsibilities, duties and authority, and will render such services for and in connection with the Company as are customary and such additional services as the Board of Directors of the Company (the “Board”) may from time to time reasonably direct. The Executive shall perform his duties diligently and faithfully and shall devote forty hours per week of his working time and efforts to the business and affairs of the Company in accordance with this Agreement. The Executive agrees to comply with and be subject to all of the Company’s policies, guidelines and procedures, including reasonable amendments to such policies, guidelines and procedures adopted by the Company. The Executive further agrees to abide by the Bylaws and Articles of Incorporation of the Company (as each may be amended and/or modified from time to time) and reasonable rules and regulations as are adopted from time to time by the Board. Notwithstanding anything in this Section 3 to the contrary, the Executive shall not be required to perform any duties or responsibilities that would result in a violation of, or noncompliance with, any law, regulation, regulatory pronouncement or any other regulatory requirement applicable to the Company and the conduct of the Company’s and its Subsidiaries’ businesses or to the Executive in his capacity as an Executive of the Company. For purposes of this Agreement, the term “Subsidiary” means any current or future corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

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4. Compensation. The Executive’s compensation during the Term shall be as set forth on below, each payable on the first day of each month, in equal monthly installments or in such other installments consistent with the Company’s regular payroll practices for its Employee employees.

(a)	Beginning on the Effective Date through May 22, 2022, each month, the Executive shall receive the following, each payable on the 22nd day of each month:

(1)	25,000 restricted shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), and

(2)	a cash in the amount of $17,000.

Each share of Common Stock issuable pursuant to Section 4(a)(1) and 4(b)(1) above shall be valued at $0.01 per share.

Executive, subject to satisfaction of the eligibility requirement thereof, will be eligible to participate in any stock option or similar plan adopted by the Company or receive equity award grants under the Company’s equity incentive plans in the discretion of the Board.

5. Indemnification. The Company shall indemnify and hold Executive harmless from and against any and all losses, costs, damages and/or expenses (including reasonable attorneys' fees and expenses as and when incurred), resulting from any claim, investigation, lawsuit, arbitration and/or other actions arising out of any claim or legal action brought against Executive, whether or not ultimately defensible under the applicable "Business Judgment Rule," relating in any way to the services performed by Executive to and/or for the Company or any of its subsidiaries or affiliates and/or in connection with Executives duties and responsibilities set forth in this Agreement during the Term including. Notwithstanding anything to the contrary provided herein or elsewhere, the indemnity obligation of the Company provided herein shall not apply in the event it is determined by a court, arbitration panel and/or other person having legal jurisdiction to much such determination and after the time for all appeals has passed, to have arisen from Executive's gross negligence or willful misconduct, from conduct undertaken outside the scope of Executive's authority.

6.       Mutual Non-Disparagement. During the Term and thereafter, neither the Executive nor the Company shall in a public forum (including but not limited to the Internet, lectures, to the media, published material, to analysts or in comparable forums) criticize, denigrate or speak adversely of the Executive, Company or any of its affiliates or any of its or its Affiliates' directors, officers, managers or employees.

7.       Successors; Binding Agreement. This Agreement shall inure to the benefit of and be enforceable by the parties hereto.

8.       Notice. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth below at or prior to 5:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto on a day that is not a business day or later than 5:30 p.m. (New York City time) on any business day, (c) the first (1st) business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be:

If to the Executive:

2400 Dundas Street West Mississauga ON L5K 2R8

If to the Company:

2300 Yonge Street Toronto ON M4P 1E4

Telephone No

Facsimile No.:

E-mail:

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or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

9.       Amendments. No provisions of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing signed by the Executive and such officer of the Company as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. This Agreement shall be binding on all successors to the Company.

10.      Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and affect.

11.      Governing Law; Jurisdiction. This Agreement and the terms and conditions set forth herein, shall be governed by and construed solely and exclusively in accordance with the internal laws of the State of New York without regard to the conflicts of laws principles thereof. The Parties hereto hereby expressly and irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Agreement shall be brought solely in a federal or state court located in the City, County and New York New York. By its execution hereof, the Parties hereto covenant and irrevocably submit to the in personam jurisdiction of the federal and state courts located in the City, County and State of New York New York and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in New York. The Parties hereto expressly and irrevocably waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. In the event of any such action or proceeding, the Party prevailing therein shall be entitled to payment from the other parties hereto of all of its reasonable counsel fees and disbursements.

12.      Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart thereof.

13.      Survival of Provisions. Notwithstanding anything to the contrary provided herein or elsewhere, following any termination or expiration of this Agreement, Sections 5, 6, 10, and 11-18 shall survive any termination or expiration and shall be fully enforceable thereafter.

14.      Representation. The Company represents and warrants that it is fully authorized and empowered to enter into this Agreement and that the performance of its obligations hereunder shall not violate any agreement between the Company and any other person, firm or organization.

15.      Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

16.      Headings. The parties acknowledge that the headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of this Agreement.

17.    Incorporation by Reference. All “WHEREAS” AND THE “NOW, THEREFORE” provisions of this Agreement are incorporated by reference and made a part of this Agreement.

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18.    Each Party Represented by Legal Counsel. Each party hereto acknowledges that he, she or it has been represented by counsel of his, her or its own choice (unless a party elected not to use legal counsel) throughout all of the negotiations which preceded the execution of this Agreement and in connection with the preparation and execution of this Agreement. This Agreement has been negotiated at arm’s-length between the parties, and each party is fully knowledgeable in the matters set forth within this Agreement and as to the effects of this Agreement. Accordingly, given that the parties and their respective legal counsel (unless a party elected not to use legal counsel) have had the opportunity to draft, review, comment on and/or edit the language of this Agreement, no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any action relating to, connected with or involving this Agreement. In particular, any rule of law, legal decisions, or common law principles of similar effect that would require interpretation of any ambiguities in this Agreement against the party that has drafted it, is of no application and is hereby expressly waived. This Agreement shall be construed without regard to the party or parties responsible for the preparation hereof; and this Agreement shall be deemed as prepared jointly by all parties. Any ambiguity or uncertainty existing herein shall not be interpreted or construed against any party.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

WEARABLE HEALTH SOLUTIONS, INC.

Dated: May 11, 2020
/s/ Peter Pizzino
Name: Peter Pizzino

Title: President

EXECUTIVE:

Dated: May 11, 2020	/s/ Harrysen Mittler
Name: Harrysen Mittler

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